Exhibit 99.1

Elong Power Holding Limited Announces Pricing of US$7.0 Million Public Offering

BEIJING, February 26, 2026 (GLOBE NEWSWIRE) – Elong Power Holding Limited (Nasdaq: ELPW) (“Elong Power” or the “Company”), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, today announced the pricing of its underwritten public offering (the “Offering”) of 21,700,000 Units on a firm commitment basis, at a price of US$0.3231 per Unit. Each Unit consists of one Class A ordinary share, par value of US$0.00016 per share (each a “Class A Ordinary Share”), of the Company and one common warrant (each a “Common Warrant”) to purchase one Class A Ordinary Share. Gross proceeds to the Company, before deducting underwriting discounts and other offering expenses, are expected to be approximately US$7.0 million.

Each Common Warrant will expire three years from the date of issuance, and is exercisable immediately on the date of issuance at an exercise price of US$0.3231 per share, subject to adjustment on the 2nd and 5th trading days following the closing of this Offering to the price that is equal to 70% and 50%, respectively, of the initial exercise price of the Common Warrants, and the number of Class A Ordinary Shares underlying the Common Warrants will be proportionately increased. The Common Warrants may, at any time following the closing of this Offering and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive twice the number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration.

The Offering is expected to close on February 27, 2026, subject to customary closing conditions. The Company intends to use the proceeds from the Offering for 1) general corporate purposes and working capital, 2) sales network expansion, including the hiring of sale personnel and the development of regional sales channels, and 3) expansion of production and capacity, including new equipment and upgrades to its manufacturing facilities.

The Company has granted the underwriters a 45-day option to purchase up to an additional 3,255,000 Class A Ordinary Shares and/or additional 3,255,000 Common Warrants, at its respective public offering price less underwriting discounts and commissions.

Maxim Group LLC is acting as the exclusive underwriter. Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. securities counsel to the underwriter, in connection with the Offering.

A registration statement on F-1 (File No. 333-293527) was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on February 25, 2026. The Offering is being made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Annual Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

For investor and media inquiries, please contact:

Elong Power Investor Contact

ir@elongpower.com